Radius Explorations Ltd.
News Release 2002-10
September 24, 2002

                  PILLAR ADVANCES MARIMBA PROPERTY

Radius Explorations Ltd. is pleased to announce results obtained to date from the exploration program being conducted by Pillar Resources Inc. at the Marimba property located in eastern Guatemala. Radius has granted to Pillar the right to earn a sixty percent interest in the property by spending $2.5 million over a three-year earn-in period (see release-NR 02-01 May 28, 2002).

A program of geological mapping and rock and soil geochemistry has been conducted over the core portion of the property, approximately 10 sq. km. This work has identified the presence of a large, gold bearing epithermal system spatially associated with a Rhyolitic Volcanic Dome complex. Extensive carbonate alteration and associated anomalous gold values have been traced over an area 1.5 km wide by 7 km in strike length along the trend of the Camotan Fault. Carbonate and silica stockworks are related to a field of active and fossil hot springs. Over 25 tufa deposits have been mapped within the area evidencing an extensive hydrothermal system.

Several zones are presenting themselves as priority targets including the "Cerro T" and the "Lantiquin Road" areas, both of which are discussed below. Gold mineralization in these areas occur in two distinct settings: (1) quartz dominated footwall breccias and hanging wall stockworks associated with the thrusting along the Camotan Fault, typically occurring at the contact between thick bedded limestones and underlying Greenstone amphibolites; and (2) more disseminated gold mineralization, in calcite dominated stockworks associated with pervasive carbonate alteration.

Cerro T

Soil sampling at Cerro T has outlined a gold in soil anomaly extending 1,200 m E-W and 600 m N-S over the entire north face of the hill. Gold values within this anomaly averaged 500 ppb with a high of 2,952 ppb. On the western side of the hill, a road cut exposes a silicified fault breccia at the contact of the limestone with the underlying amphibolite. Channel samples taken from outcropping silicified breccias have returned values up to 5 g/t Au with an average value to date of 800 ppb.

Mapping in the area shows that bedding and thrust planes in the breccias dip roughly 35 degrees to the NNW, reflecting the general Camotan fault orientation. The breccias are exposed over a horizontal width of 50 m at the discovery zone, which would suggest a true thickness of approximately 28 m. The soil anomaly indicates a strike length of 1,200 m.

At the base of the hill and extending several hundred metres north to the Camotan River, gold mineralization is found hosted in both silica and calcite stockwork zones located in the hanging wall of the Camotan structure. Most of the area is covered by coluvium so exposure is limited, but several samples taken have returned values in the range of 1 g/t Au. Pitting and road building/trenching is currently underway.

Lantiquin Road

The anomalous area at Lantiquin Road can be traced by gold in soil values, mineralized outcrop and float for an area of 600 m E-W by 300 m N-S. A semi-continuous chip sample through an area of altered intrusive averaged 300 ppb gold over 500 m. Mapping in this area shows pervasive carbonate altered intrusive with calcite stockworks and lesser silicified structures with associated argilic alteration. Detailed sampling returned up to 700 ppb Au within the silicified structures, and 200 ppb to 400 ppb Au in the calcite stockwork.

The large tonnage potential presented by Lantiquin Road makes it an attractive target and Pillar will now work towards identifying economic gold grades in this area.

Several other areas hosting similar calcite stockworks have been identified on the property and are presently being sampled. A large area of silica and carbonate alteration adjacent to the Rhyolite
Domes is also presently being mapped and sampled.

Further results will be released as work on the property develops. Management is very encouraged by the size and strength of this epithermal gold system.

For further information on Radius Explorations, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.

ON BEHALF OF THE BOARD
"signed"
Simon T. Ridgway, President

Symbol:  TSX-RDU
Shares Issued:  17.9 million

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.